Mass Megawatts Wind Power, Inc.

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

July 11, 2023

To:

United States Securities and Exchange Commission

Washington, D.C. 20549

From:

Jonathan Ricker

Chief Executive Officer

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

Email: jonricker@aol.com or jonricker@massmegawatts.com

Re:

Mass Megawatts Wind Power, Inc.

Form 1-A POS Amendment Number Four

Filed July 25, 2022 first filing

File No. 024-11949

Form 1-A POS Amendment Number Three was Qualified on April 3,2023

To whom it may concern,

A post qualified offering amendment number four pursuant to Regulation A relating to these securities has been filed on July11, 2023 with the Securities and Exchange Commission. The post qualified offering amendment number three was Qualified on April 3,2023.

There were no changes in the financial statements since April 3,2023 qualification.

The changes since the April 3,2023 qualification are as follows.

1) In part 1, item 4 and item 6

2) Cover page with amended offering price

3) total outstanding shares updated in dilution section

4) adjust the Use of Proceeds to reflect $20,000 less available funds from the amended offering price.

5) New Legal Opinion letter in the Exhibits

6) New Consent of Accountants in the Exhibits

7) Changed the date on the Signature page

Sincerely,

/S/ Jonathan Ricker

Jonathan Ricker
Chief Executive Officer
Mass Megawatts Wind Power, Inc.